YUHE INTERNATIONAL, INC.
301 Hailong Street
Hanting District, Weifang, Shandong Province
The People’s Republic of China
May 15, 2009

Via Facsimile and EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Station Place, 100 F Street, N.E.
Washington, DC 20549
Attn: Edwin Kim

Re:	Yuhe International, Inc.
Post-Effective Amendment No. 1 to Form S-1
Filed on April 22, 2009
File No. 333-150836

Dear Mr. Kim:

We are responding to the telephone request from the Staff of the Securities and Exchange Commission, the “Commission”, on May 15, 2009 requesting Yuhe International, Inc., the “Company”, to withdraw its Letter of Acceleration filed on May 13, 2009 with the Commission.  On behalf of the Company, we hereby make an application to the Commission to withdraw our Letter of Acceleration dated May 13, 2009.

Please contact Simon Luk at (852) 2292 2222 or Eric Cohen at (212) 294 3540 or fax to (852) 2292 2200 with any questions you may have concerning this request.

Sincerely,

/s/Zhentao GAO
Zhentao GAO
For and on behalf of
Yuhe International, Inc.

cc:	Simon Luk and Eric Cohen, Winston & Strawn LLP